Correspondence

May 7, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn: Filing Desk

Re:	Riot Blockchain, Inc. Registration Statement on Form S-3 Filed July 10, 2018, as amended December 12, 2018, January 3, 2019, March 1, 2019, and May 2, 2019 File No. 333-226111

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Riot Blockchain, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 filed on July 10, 2018 (File No. 333-226111), as amended December 12, 2018, January 3, 2019, March 1, 2019, and May 2, 2019 (collectively, the “Registration Statement”), to 9:00 a.m. Eastern Time, on Wednesday, May 8, 2019 or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please contact William R. Jackman of Rogers Towers, P.A., counsel to the Company, at (904) 346 – 5551, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours, Riot Blockchain, Inc. By: /s/ Robby Chang Name: Robby Chang Its: Chief Financial Officer

cc:   Jeffrey G. McGonegal, Riot Blockchain, Inc.
       William R. Jackman, Esq., Rogers Towers, P.A.